Richard L. Bready, Chairman and CEO
Richard J. Harris, Senior Vice President-Administration
(401) 751-1600

IMMEDIATE

NORTEK ANNOUNCES EXPECTED RESULTS
FOR THE SECOND QUARTER
———————————————

PROVIDENCE, RI, June 6, 2001—**Nortek, Inc.** (NYSE:NTK), a leading international designer, manufacturer and marketer of high-quality building products, today announced expected results for the second quarter of 2001.

The Company indicated it believes net sales and EBITDA for the second quarter of 2001 will be comparable to the second quarter of 2000, which were $604 million and $73 million, respectively.

Nortek* is a leading international manufacturer and distributor of high- quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. The Company offers a broad array of products for improving the environments where people live and work. Its products include range hoods and other spot ventilation products, heating and air conditioning systems, wood and vinyl windows and doors, vinyl siding products, indoor air quality systems, and specialty electronic products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward- looking statements. Important factors impacting such forward looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. The Company undertakes no obligation to update publicly any forward- looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the Company's reports and filings with the Securities and Exchange Commission.

# # #